THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

September 11, 2012

Mark P. Schuman
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914

Dear Mr. Shuman:

In response to your letter of comments dated August 15, 2012, please be advised as follows:

Cover Page

1.          The disclosure has been revised as requested.

Summary of Our Offering

Our Business

2.          The disclosure has been revised as requested.

Risk Factors

3.          The disclosure has been revised to be consistent with Securities Act Section 2(a)(19)(B) as requested.

4.          A new risk factor has been included addressing disclosure by a “smaller reporting company”.

5.          The disclosure has been revised to reflect changes to requirements of registration under the Exchange Act.

6.          The language has been revised to make clear resales by selling shareholders.  The Company confirms that an arrangement or another arrangement that is not a customary brokerage may represent a material change in the plan of distribution that would require a post-effective amendment, in accordance with the undertakings in Item 17 of the Company’s Form S-1 registration statement.

Mark P. Schuman
Securities and Exchange Commission
RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914
September 11, 2012
Page 2

Management’s Discussion and Analysis of Financial Condition

7.          The disclosure requested has been provided.

8.          The disclosure has been revised as requested.

Liquidity and Capital Resources

9.          The disclosure has been revised as requested and updated for June 30, 2012.

10.        The notes are due 3 years from the date of the note or three years from the date of the sale of common stock, either publicly or privately, which occur after the date of the note.  Therefore, any sale of common stock after the date of the note will trigger the running of the three year period.  Sales occurring prior to the date of the note, of course, would not trigger the running of the three year period.  It would be ludicrous to think it would because a private sale of securities occurred when the company was formed in 2001.  Accordingly, if sales occurring prior to the date of the note were considered, the note would be due and payable on the date it was issued.

11.        The information requested has been provided.

12.        The disclosure has been revised as requested.

Operating Activities

13.        The term “materially exceeded standard terms” has been deleted as well as the statement that payment terms that materially exceeded standard terms “had an initially negative impact on our cash flow”.

Business

14.        The disclosure regarding the Petro Portfolio has been revised.  In addition, the statements contained in the bullet points have been deleted.  The statements referred to have been deleted from the registration statement.

15.        An explanation of how the Company valued the “portfolio” assets has been provided.

Management

16.        Ms. Garnot’s biographical information has been revised as requested.

Executive Compensation

17.        The Company has provided an explanation of how Ms. Davison’s options were valued.

Mark P. Schuman
Securities and Exchange Commission
RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914
September 11, 2012
Page 3

Selling Shareholders

18.        The information requested has been provided.

Stock Options

19.        The information has been presented in the two tables requested.

Financial Statements

20.        The information requested has been provided.  See Revenue and Expenses section in the notes to financial statements.

21.        The information requested has been provided.  See Revenue and Expenses section in the notes to financial statements.

22.        The information requested has been provided.  See Revenue and Expenses section in the notes to financial statements.

Note 3

23.        The information requested has been provided.  See Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Note 7

24.        No consideration was given to filing consolidated financial statements.  The Company acquired a block of assets from International Resource Management Corp. in consideration of shares of the Company’s common stock.

25.        The information requested has been provided.  See Other Assets section in the notes to financial statements.

Note 15

26.        The information requested has been provided.  Please see June 30, 2012 financial statements and revised December 31, 2011 and 2010 financial statements.

Exhibit Index

27.        The agreement has been filed.

Mark P. Schuman
Securities and Exchange Commission
RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914
September 11, 2012
Page 4

Other

Financial statements have been updated through June 30, 2012 and a new auditor’s consent has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw
cc: Touchpoint Metrics, Inc.